UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2022).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:        November 12, 2021

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the Six Months Ended September 30, 2021 <Under Japanese GAAP>	November 12, 2021

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Jun Ohta

Quarterly Securities Report (Shihanki hokokusho) issuing date: November 29, 2021

Dividend payment date: December 3, 2021

Investors meeting presentation for quarterly financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

  1. Consolidated financial results (for the six months ended September 30, 2021)

   (1) Operating results

	(Millions of yen, except per share data and percentages)
	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Six months ended September 30, 2021	¥ 1,965,482	0.8%	¥630,028	81.9%	¥456,068	68.8%

Six months ended September 30, 2020	1,949,441	(17.0)	346,294	(38.0)	270,130	(37.5)

Notes:	1.	Comprehensive income:
		(a) for the six months ended September 30, 2021: ¥614,901 million [ (11.0)%]
		(b) for the six months ended September 30, 2020: ¥690,749 million [70.3%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)
Six months ended September 30, 2021	¥ 332.74	¥ 332.59

Six months ended September 30, 2020	197.18	197.08

   (2) Financial position

	(Millions of yen, except percentages)
	Total assets	Net assets	Net assets ratio
As of September 30, 2021	¥ 241,341,831	¥ 12,376,017	5.1%

As of March 31, 2021	242,584,308	11,899,046	4.9

Notes:	1.	Stockholders’ equity:
		(a) as of September 30, 2021: ¥12,300,152 million (b) as of March 31, 2021: ¥11,826,418 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

  2. Dividends on common stock

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2021	¥ —	¥ 95.00	¥ —	¥ 95.00	¥190.00
Fiscal year ending March 31, 2022	—	105.00
Fiscal year ending March 31, 2022(Forecast)			—	105.00	210.00

Note:	Dividend forecast which was announced in May 2021 is revised.

  3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2022)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2022	¥670,000	30.7%	¥488.76

Notes:	1.	Earnings forecast which was announced in May 2021 is revised.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of September 30, 2021.

* Notes

 (1) There were no changes in material consolidated subsidiaries in the period.

 (2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

      Note: For more details, see page 2 “1. Matters related to summary information (Note).”

 (3) Number of shares issued (common stocks)

	As of September 30, 2021	As of March 31, 2021
(a) Number of shares issued (including treasury stocks)	1,374,362,102 shares	1,374,040,061 shares
(b) Number of treasury stocks	3,535,806 shares	3,612,302 shares

	Six months ended September 30, 2021	Six months ended September 30, 2020
(c) Average number of shares issued in the period	1,370,657,068 shares	1,369,997,916 shares

(Summary of financial information on a non-consolidated basis)

Non-consolidated financial results (for the six months ended September 30, 2021)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Operating income		Operating profit		Ordinary profit		Net income

Six months ended

September 30, 2021	¥ 143,717	(13.0)%	¥ 43,883	(37.3)%	¥ 38,309	(41.4)%	¥ 41,886	(37.8)%

September 30, 2020	165,121	(35.5)	70,024	(56.7)	65,399	(58.0)	67,343	(57.7)

	Earnings per share

Six months ended

September 30, 2021	¥ 30.56

September 30, 2020	49.16

Note: Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the same period in the previous year.

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
As of September 30, 2021	¥ 15,337,581	¥ 5,896,524	38.4%

As of March 31, 2021	15,025,382	5,983,656	39.8
Note:	Stockholders’ equity:
(a) as of September 30, 2021: ¥5,895,025 million (b) as of March 31, 2021: ¥5,981,865 million

Note on interim audit procedures:

This report is out of the scope of the interim audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the six months ended September 30, 2021 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Matters related to summary information (Note)

Changes in accounting policies due to application of new or revised accounting standards

Application of Accounting Standard for Revenue Recognition etc.

The Company applied “Accounting Standard for Revenue Recognition” (ASBJ Statement No.29, March 31, 2020) etc. from the beginning of the period for the six months ended September 30, 2021, and has recognized revenue in an amount expected to be earned in exchange for goods or services at the time when controls of the promised goods or services are transferred to customers.

As for the application of Accounting standards for Revenue Recognition etc., in accordance with transitional treatment stipulated in the proviso of Paragraph 84 of “Accounting Standard for Revenue Recognition,” the cumulative effects by the retroactive application of the new accounting policy previous to the beginning of the period for the six months ended September 30, 2021 are adjusted to “Retained earnings” of the beginning of the period for the six months ended September 30, 2021.

As a result, “Retained earnings” decreased by ¥8,502 million at the beginning of the period for the six months ended September 30, 2021.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen
	March 31, 2021	September 30, 2021

Assets:
Cash and due from banks	¥ 72,568,875	¥ 70,940,025
Call loans and bills bought	2,553,463	2,760,584
Receivables under resale agreements	5,565,119	4,686,909
Receivables under securities borrowing transactions	5,827,448	5,805,985
Monetary claims bought	4,665,244	4,829,709
Trading assets	6,609,195	6,493,877
Money held in trust	309	309
Securities	36,549,043	36,278,557
Loans and bills discounted	85,132,738	85,037,573
Foreign exchanges	2,173,189	3,299,302
Lease receivables and investment assets	236,392	228,695
Other assets	8,590,785	8,476,457
Tangible fixed assets	1,458,991	1,478,934
Intangible fixed assets	738,759	744,165
Net defined benefit asset	565,534	584,177
Deferred tax assets	29,840	30,062
Customers’ liabilities for acceptances and guarantees	9,978,396	10,296,696
Reserve for possible loan losses	(659,017)	(630,194)

Total assets	¥ 242,584,308	¥ 241,341,831

Liabilities:
Deposits	¥ 142,026,156	¥ 141,340,182
Negotiable certificates of deposit	12,570,617	11,962,673
Call money and bills sold	1,368,515	1,723,491
Payables under repurchase agreements	15,921,103	14,291,544
Payables under securities lending transactions	2,421,353	1,813,833
Commercial paper	1,686,404	2,127,405
Trading liabilities	5,357,649	4,392,292
Borrowed money	17,679,690	18,104,699
Foreign exchanges	1,113,037	1,419,000
Short-term bonds	585,000	401,000
Bonds	9,043,031	9,461,894
Due to trust account	2,321,223	2,543,382
Other liabilities	7,741,638	8,192,422
Reserve for employee bonuses	89,522	59,184
Reserve for executive bonuses	4,408	—
Net defined benefit liability	35,334	35,413
Reserve for executive retirement benefits	1,081	965
Reserve for point service program	24,655	24,419
Reserve for reimbursement of deposits	9,982	7,714
Reserve for losses on interest repayment	140,758	121,960
Reserves under the special laws	3,902	4,083
Deferred tax liabilities	532,193	612,212
Deferred tax liabilities for land revaluation	29,603	29,338
Acceptances and guarantees	9,978,396	10,296,696

Total liabilities	230,685,262	228,965,814

Net assets:
Capital stock	2,341,274	2,341,878
Capital surplus	693,205	693,614
Retained earnings	6,492,586	6,809,834
Treasury stock	(13,698)	(13,409)

Total stockholders’ equity	9,513,367	9,831,917

Net unrealized gains (losses) on other securities	2,094,605	2,192,305
Net deferred gains (losses) on hedges	14,723	(10,828)
Land revaluation excess	36,251	36,345
Foreign currency translation adjustments	40,390	133,014
Accumulated remeasurements of defined benefit plans	127,080	117,398

Total accumulated other comprehensive income	2,313,051	2,468,234

Stock acquisition rights	1,791	1,498
Non-controlling interests	70,836	74,365

Total net assets	11,899,046	12,376,017

Total liabilities and net assets	¥ 242,584,308	¥ 241,341,831

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

	Millions of yen
Six months ended September 30	2020	2021
Ordinary income	¥1,949,441	¥1,965,482
Interest income	947,734	891,702
Interest on loans and discounts	699,690	643,762
Interest and dividends on securities	136,896	165,896
Trust fees	2,253	2,630
Fees and commissions	598,328	668,871
Trading income	139,797	122,300
Other operating income	180,705	124,489
Other income	80,622	155,487
Ordinary expenses	1,603,146	1,335,454
Interest expenses	315,673	179,504
Interest on deposits	89,975	40,751
Fees and commissions payments	99,807	113,999
Trading losses	462	142
Other operating expenses	75,502	85,061
General and administrative expenses	836,421	875,934
Other expenses	275,278	80,810
Ordinary profit	346,294	630,028
Extraordinary gains	407	1,413
Extraordinary losses	4,767	4,681
Income before income taxes	341,934	626,759
Income taxes-current	87,704	112,720
Income taxes-deferred	(16,322)	54,679
Income taxes	71,381	167,399
Profit	270,553	459,359
Profit attributable to non-controlling interests	422	3,291
Profit attributable to owners of parent	¥270,130	¥456,068

(Consolidated statements of comprehensive income)
	Millions of yen
Six months ended September 30	2020	2021
Profit	¥270,553	¥459,359
Other comprehensive income	420,195	155,541
Net unrealized gains (losses) on other securities	358,489	97,429
Net deferred gains (losses) on hedges	24,261	(25,465)
Foreign currency translation adjustments	(52,920)	69,274
Remeasurements of defined benefit plans	91,672	(9,773)
Share of other comprehensive income of affiliates	(1,307)	24,075
Total comprehensive income	690,749	614,901
Comprehensive income attributable to owners of parent	688,797	611,157
Comprehensive income attributable to non-controlling interests	1,951	3,743

Sumitomo Mitsui Financial Group, Inc.

(3) Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2020	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥2,339,964	¥692,003	¥6,336,311	¥(13,983)	¥9,354,296
Cumulative effects of changes in accounting policies			(41,849)		(41,849)
Restated balance	2,339,964	692,003	6,294,462	(13,983)	9,312,447
Changes in the period
Issuance of new stock	1,309	1,308			2,618
Cash dividends			(136,952)		(136,952)
Profit attributable to owners of parent			270,130		270,130
Purchase of treasury stock				(21)	(21)
Disposal of treasury stock		(50)		311	261
Changes in shareholders’ interest due to transaction with non-controlling interests		(213)			(213)
Reversal of land revaluation excess			(161)		(161)
Transfer from retained earnings to capital surplus		50	(50)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,309	1,095	132,966	290	135,661

Balance at the end of the period	¥2,341,274	¥693,098	¥6,427,428	¥(13,693)	¥9,448,109

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2020	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total

Balance at the beginning of the period	¥1,371,407	¥82,257	¥36,878	¥(32,839)	¥(92,030)	¥1,365,673
Cumulative effects of changes in accounting policies
Restated balance	1,371,407	82,257	36,878	(32,839)	(92,030)	1,365,673
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	358,565	23,346	177	(54,706)	91,461	418,845

Net changes in the period	358,565	23,346	177	(54,706)	91,461	418,845

Balance at the end of the period	¥1,729,972	¥105,603	¥37,056	¥(87,545)	¥(568)	¥1,784,519

	Millions of yen
Six months ended September 30, 2020	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	¥2,064	¥62,869	¥10,784,903
Cumulative effects of changes in accounting policies			(41,849)
Restated balance	2,064	62,869	10,743,054
Changes in the period
Issuance of new stock			2,618
Cash dividends			(136,952)
Profit attributable to owners of parent			270,130
Purchase of treasury stock			(21)
Disposal of treasury stock			261
Changes in shareholders’ interest due to transaction with non-controlling interests			(213)
Reversal of land revaluation excess			(161)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(255)	2,365	420,954

Net changes in the period	(255)	2,365	556,616

Balance at the end of the period	¥1,808	¥65,234	¥11,299,671

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2021	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥2,341,274	¥693,205	¥6,492,586	¥(13,698)	¥9,513,367
Cumulative effects of changes in accounting policies			(8,502)		(8,502)
Restated balance	2,341,274	693,205	6,484,083	(13,698)	9,504,865
Changes in the period
Issuance of new stock	603	603			1,207
Cash dividends			(130,190)		(130,190)
Profit attributable to owners of parent			456,068		456,068
Purchase of treasury stock				(37)	(37)
Disposal of treasury stock		(32)		327	295
Changes in shareholders’ interest due to transaction with non-controlling interests		(195)			(195)
Reversal of land revaluation excess			(94)		(94)
Transfer from retained earnings to capital surplus		32	(32)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	603	408	325,751	289	327,052

Balance at the end of the period	¥2,341,878	¥693,614	¥6,809,834	¥(13,409)	¥9,831,917

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2021	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total

Balance at the beginning of the period	¥2,094,605	¥14,723	¥36,251	¥40,390	¥127,080	¥2,313,051
Cumulative effects of changes in accounting policies
Restated balance	2,094,605	14,723	36,251	40,390	127,080	2,313,051
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	97,699	(25,552)	94	92,624	(9,682)	155,183

Net changes in the period	97,699	(25,552)	94	92,624	(9,682)	155,183

Balance at the end of the period	¥2,192,305	¥(10,828)	¥36,345	¥133,014	¥117,398	¥2,468,234

	Millions of yen
Six months ended September 30, 2021	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	¥1,791	¥70,836	¥11,899,046
Cumulative effects of changes in accounting policies			(8,502)
Restated balance	1,791	70,836	11,890,544
Changes in the period
Issuance of new stock			1,207
Cash dividends			(130,190)
Profit attributable to owners of parent			456,068
Purchase of treasury stock			(37)
Disposal of treasury stock			295
Changes in shareholders’ interest due to transaction with non-controlling interests			(195)
Reversal of land revaluation excess			(94)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(292)	3,529	158,420

Net changes in the period	(292)	3,529	485,473

Balance at the end of the period	¥1,498	¥74,365	¥12,376,017

Sumitomo Mitsui Financial Group, Inc.

(4) Note on going concern

Not applicable.